ANNEX 2 — ANNOUNCEMENTS

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc
1-3 Strand
London
WC2N 5EH
United Kingdom

Update — Routine announcements from
25 February to 24 April 2012

Tuesday, 24 April 2012

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that today, 188,698 shares held in treasury were transferred to share scheme participants. Following this change, National Grid’s registered capital from 24 April 2012 consists of 3,700,949,542 ordinary shares, of which 131,789,165 are held as treasury shares; leaving a balance of 3,569,160,377 shares with voting rights.

The figure of 3,569,160,377 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Amy Bailey
Company Secretarial Assistant
020 7004 3213

Friday, 20 April 2012

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that today, 7,572 shares held in treasury were transferred to share scheme participants. Following this change, National Grid’s registered capital from 20 April 2012 consists of 3,700,949,542 ordinary shares, of which 131,977,863 are held as treasury shares; leaving a balance of 3,568,971,679 shares with voting rights.

The figure of 3,568,971,679 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Amy Bailey
Company Secretarial Assistant
020 7004 3213

Friday, 13 April 2012

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that late yesterday, 199,156 shares held in treasury were transferred to share scheme participants. Following this change, National Grid’s registered capital from 13 April 2012 consists of 3,700,949,542 ordinary shares, of which 131,985,435 are held as treasury shares; leaving a balance of 3,568,964,107 shares with voting rights.

The figure of 3,568,964,107 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Arit Amana
Company Secretarial Assistant
020 7004 3116

National Grid plc (‘National Grid’)

– Thursday 12 April 2012

Notification of Directors’ Interests on Appointment

Following the announcement of Nora Mead Brownell’s appointment to the Board, effective 1 June 2012, National Grid confirms that no further information is required to be disclosed pursuant to LR 9.6.13R of the Listing Rules of the UK Financial Services Authority in relation to the appointment.

National Grid plc (‘NG’)
11th April 2012

Notification of Directors’ Interests

— —

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through ACS HR Solutions UK Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 44,706 NG ordinary shares under the scheme was confirmed by the Trustee late yesterday, the shares having been purchased in the market yesterday, at a price of 637.5154 pence per share, on behalf of some 3,000 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Steven Holliday	20 Ordinary Shares

Andrew Bonfield	19 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Steven Holliday	2,117,164 Ordinary Shares

Andrew Bonfield	498,838 Ordinary Shares

Note: The above figures include a further 20 shares notified by the Trustee as included in Steve Holliday’s 31 March 2012 total SIP interest.

— —
Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223).

Tuesday, 10 April 2012

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that earlier today, 12,251 shares held in treasury were transferred to share scheme participants. Following this change, National Grid’s registered capital from 10 April 2012 consists of 3,700,949,542 ordinary shares, of which 132,184,591 are held as treasury shares; leaving a balance of 3,568,764,951 shares with voting rights.

The figure of 3,568,764,951 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Arit Amana
Company Secretarial Assistant
020 7004 3116

Tuesday, 3 April 2012

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that earlier today, 3,220,686 shares held in treasury were transferred to share scheme participants. Following this change, National Grid’s registered capital from 3 April 2012 consists of 3,700,949,542 ordinary shares, of which 132,196,842 are held as treasury shares; leaving a balance of 3,568,752,700 shares with voting rights.

The figure of 3,568,752,700 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Amy Bailey
Company Secretarial Assistant
020 7004 3213

Monday, 2 April 2012

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid’s registered capital at 31 March 2012 consisted of 3,700,949,542 ordinary shares, of which 135,417,528 are held as treasury shares; leaving a balance of 3,565,532,014 shares with voting rights.

The figure of 3,565,532,014 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Contact: Amy Bailey
Company Secretarial Assistant
020 7004 3213

Monday, 12 March 2012

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that earlier today, 23,820 shares held in treasury were transferred to share scheme participants. Following this change, National Grid’s registered capital from 12 March 2012 consists of 3,700,949,542 ordinary shares, of which 135,417,528 are held as treasury shares; leaving a balance of 3,565,532,014 shares with voting rights.

The figure of 3,565,532,014 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

D C Forward
Assistant Secretary
0207 004 3226

9 March 2012

National Grid plc

Publication of updated RIIO-T1 Business Plans for 2013-2021

As part of the ongoing process for agreeing price controls (RIIO-T1) for National Grid’s UK gas and electricity transmission networks, National Grid has submitted to Ofgem an update to its comprehensive business plan for both businesses for the period April 2013 to March 2021. National Grid has published the summary of these updated business plans today and will be hosting a web-based conference call this afternoon to set out the highlights and provide an opportunity for investors and analysts to ask questions.

Capital and operating expenditure of £30.3bn in the updated business plans remains broadly unchanged from our July submission and includes £21.3bn in electricity transmission and £9.0bn in gas transmission.

If the business plans were to be adopted and delivered in all aspects for the next price control there would be increases in National Grid’s element of transmission charges of a similar scale to those in our July submission.  Under the revised plans, the National Grid electricity transmission element of the average household electricity bill would increase, in real terms, to around £22 in 2013/14 and £28 in 2020/21 compared to £17 in 2010/11.  For gas, the transmission element of the average household gas bill would increase, in real terms, to around £23 in 2013/14 and £24 in 2020/21 compared to £18 in 2010/11.

The updated business plan submission incorporates financing proposals, including an allowed cost of equity of 7.5%, a gearing ratio of 55% and transitional arrangements for the migration of new electricity transmission investments to 45 year asset lives over two regulatory periods in line with our submission in July.

The summary of the business plans can be found at www.talkingnetworkstx.com/

WEBINAR

A webinar for investors and analysts hosted by Paul Whittaker, Pauline McCracken and John Dawson to discuss the detail of the submissions will be held today, Friday 9 March 2012 at 2.00pm (UK time).

To view and listen live to the webinar please use this link:

http://view-w.tv/p/786-1014-10782/en

You can also dial in using the following numbers (please note — investors and analysts who wish to participate in the Question & Answer section of the webinar need to join via the conference call):

UK:  +44 (0) 808 109 0700

US:  +1 866 966 5335

Please quote ‘National Grid’ when dialling into the conference
If you cannot make the webinar a replay facility will be available shortly after the webinar has finished by following the link above or alternatively at www.nationalgrid.com/investors

CONTACTS

National Grid:

Investors

John Dawson	+44 20 7004 3170	+44 7810 831944 (m)
George Laskaris	+1 718 403 2526	+1 917 375 0989 (m)
Andy Mead	+44 20 7004 3166	+44 7752 890787 (m)
Victoria Davies	+44 20 7004 3171	+44 7771 973447 (m)
Iwan Hughes Tom Hull	+44 20 7004 3169 +44 20 7004 3172	+44 7900 405898 (m) +44 7890 534833 (m)

Media

Chris Mostyn	+44 20 7004 3149	+44 7774 827710 (m)
Isobel Rowley	+44 1926 655275	+44 7917 211116 (m)
Brunswick Tom Burns Rebecca Shelley Tom Batchelar		+44 20 7404 5959

CAUTIONARY STATEMENT
This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations and decisions by governmental bodies or regulators; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of Hurricane Irene and other storms; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes,  restructuring and internal transformation projects; and customers and counterparties failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions in National Grid’s borrowing and debt arrangements, funding costs and access to financing; National Grid’s status as a holding company with no revenue generating operations of its own; inflation; seasonal fluctuations; the funding requirements of its pension schemes and other post-retirement benefit schemes; the loss of key personnel or the ability to attract, train or retain qualified personnel and any disputes arising with its employees or the breach of laws or regulations by its employees; accounting standards, rules and interpretations, including changes of law and accounting standards and other factors that may affect National Grid’s effective rate of tax; and incorrect or unforeseen assumptions or conclusions relating to business development activity. For a more detailed description of some of these assumptions, risks and uncertainties, together with any other risk factors, please see National Grid’s filings with and submissions to the US Securities and Exchange Commission  (and in particular the ‘Risk factors’ and ‘Operating and Financial Review’ sections in its most recent Annual Report on Form 20-F). The effects of these factors are difficult to predict. New factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, National Grid undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement. The content of any website references herein do not form part of this announcement.

National Grid plc (‘NG’)
8th March 2012
—
Block Listing Interim Return
—
NB: References are to NG Ordinary shares of 1117/43p.

1. Name of Company	National Grid plc

2. Name of Scheme	Employee Shareschemes

3. Period	1 September 2011 to 29 February 2012

4. Shares not issued at end of last period:	1,289,177

5. Shares issued/allotted during period:	Nil

6. Balance not yet issued/allotted at end of period and currently:	1,289,177

7. No. of shares originally listed and date of admission:
On 1 August 2005, following NG’s
capital consolidation, a total of
2,712,727,627 New Ordinary Shares
of 1117/43 pence were in issue.
As at 29 February 2012, total
shares in issue were 3,700,949,542
of which 135,441,348 are held as
treasury shares, leaving a balance
of 3,565,508,194 shares with voting
rights.

Note: Sharescheme operations continue to be satisfied by transfer of treasury shares, hence a further nil return.

Arit Amana
Company Secretarial Assistant
020 7004 3116

National Grid plc (“NG”)

8th March 2012

Notification of Directors’ Interests

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through ACS HR Solutions UK Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 42,912 NG ordinary shares under the scheme was confirmed by the Trustee late yesterday, the shares having been purchased in the market on 7th March, at a price of 650 pence per share, on behalf of some 3,000 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Steven Holliday	19 Ordinary Shares

Andrew Bonfield	19 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Steven Holliday	2,117,124 Ordinary Shares

Andrew Bonfield	498,819 Ordinary Shares

Contact: D C Forward, Assistant Secretary, (0207 004 3226).

National Grid plc (‘National Grid’)
Friday 2nd March 2012

Notification of Directors’ Interests

Earlier today, the investment manager of the Chairman, Sir Peter Gershon’s, personal pension scheme, purchased a further 10,000 shares at 647.39p per share, increasing his total interest to 18,055 National Grid plc ordinary shares.

Also today, two further Non-Executive Directors purchased holdings in the Company:

- -	Paul Golby purchased 2,500 shares at 648.918p per share. Ruth Kelly purchased 800 shares at 649.418p per share.

Contact: D C Forward, Assistant Secretary
0207 004 3226

Thursday, 1 March 2012

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid’s registered capital at 29 February 2012 consisted of 3,700,949,542 ordinary shares, of which 135,441,348 are held as treasury shares; leaving a balance of 3,565,508,194 shares with voting rights.

The figure of 3,565,508,194 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Contact: Arit Amana
Company Secretarial Assistant
020 7004 3116

Wednesday, 29 February 2012

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that earlier today, 9,697 shares held in treasury were transferred to share scheme participants. Following this change, National Grid’s registered capital from 29 February 2012 consists of 3,700,949,542 ordinary shares, of which 135,441,348 are held as treasury shares; leaving a balance of 3,565,508,194 shares with voting rights.

The figure of 3,565,508,194 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

 Arit Amana

Company Secretarial Assistant
020 7004 3116

Monday, 27 February 2012

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that earlier today, 8,630 shares held in treasury were transferred to share scheme participants. Following this change, National Grid’s registered capital from 27 February 2012 consists of 3,700,949,542 ordinary shares, of which 135,451,045 are held as treasury shares; leaving a balance of 3,565,498,497 shares with voting rights.

The figure of 3,565,498,497 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FSA’s Disclosure and Transparency Rules.

Arit Amana
Company Secretarial Assistant
020 7004 3116